EXHIBIT 99.3

CONSENT OF CRAIG F. HORLACHER

Craig F. Horlacher
Pincock, Allen & Holt
165 South Union Blvd, Suite 950
Denver, CO 80228-2226
Phone 303-986-6950
Fax 303-987-8907
Email: chorlacher@pinock.com

CONSENT OF QUALIFIED PERSON

1. I, Craig F. Horlacher, consent to the public filing of the technical report titled “Amended and Restated Preliminary Economic Assessment NI 43-101 Technical Report for the Norra Kärr REE Zirconium Deposit, Gränna, Sweden” and dated May 11, 2012 and amended and restated on July 9, 2013 (the “Technical Report”) by Tasman Metals Ltd. (the “Company”).

2. I also consent to any extracts from or a summary of the Technical Report in the news releases of the Company dated March 21, 2012 and July 11, 2013 (the “News Releases”).

3. I certify that I have read the News Releases filed and being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 10th day of July, 2013.

                  “Craig Horlacher”
Craig F. Horlacher

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